UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated February 3, 2016	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: February 3, 2016

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Samual Patterson	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: sam@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Preliminary Financial Results for

the Fourth Quarter and Full Year 2015

SHANGHAI, China, February 3, 2016 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), today announced its preliminary financial results for the fourth quarter and full year ended December 31, 2015.

Due to the management change and ongoing restructuring of the business, the Company believes comparing the second half of 2015 financial results with the first half of 2015 is more useful to investors than full year comparisons in evaluating the operating performance of the company under its new leadership and management, which was installed in May 2015, and therefore such information is presented in this press release first, in addition to the fourth quarter and full year 2015 financial results.

On May 4, 2015, Acorn’s original co-founder, Chairman and majority shareholder, Robert W. Roche, returned as CEO of the Company to focus on restructuring and turning around the business, after his improper removal on August 26, 2014. Under Mr. Roche’s stewardship, the Company has reduced operating expenses and reduced cash burn. Net revenues in the second half of 2015 stabilized, gross margin improved and losses from operations narrowed despite severance and other non-recurring expenses associated with the restructuring of approximately $14.2 million. The Company anticipates further reductions in operating expenses and confirms it will complete the sale of certain non-core real estate assets with contract amount of approximately $11.3 million in 2016, as part of the Company’s ongoing policy to liquidate non-core assets.

Comparison of First and Second Half of 2015 Financial Results:

Total net revenues were $23.0 million in the second half of 2015 as compared to $23.8 million in the first half of 2015.

Cost of sales in the second half of 2015 was $11.4 million, down from $14.0 million in the first half of 2015.

Gross profit in the second half of 2015 was $11.5 million, as compared to $9.8 million in the first half of 2015, showing an improvement of 18%. Gross margin was 50% in the second half of 2015, up from 41% in the first half of 2015, showing an improvement of 22%.

Total operating and administrative expenses were $29.3 million in the second half of 2015, down from $32.7 million in the first half of 2015, showing a reduction in expenses of 10%.

Other operating income was $1.1 million in the second half of 2015, as compared to $1.0 million in the first half of 2015.

As a result of all of the items above, operating loss was $16.6 million in the second half of 2015, as compared to $21.9 million in the first half of 2015, showing a reduction in loss of 24%.

Share-based compensation was nil in the second half of 2015, as compared to $71,333 in the first half of 2015.

Net loss was $16.6 million in the second half of 2015 as compared to $23.0 million in the first half of 2015, showing a reduction in net loss of 28%.

Severance and other non-recurring expenses in the first half of 2015 was $8.9 million.

Severance and other non-recurring expenses in the second half of 2015 was $14.2 million.

Accordingly, netting out severance and other non-recurring expenses, operating loss was $13.0 million in the first half of 2015 compared with $2.0 million in the second half of 2015, showing a reduction in operating loss of 82%.

The cash loss for the Company for the year 2014 was $38 million, compared to the cash loss for the company for the year 2015 of $32 million, a decrease of 16%. The cash loss for the Company for the first half of 2015 was $26 million, which is 81% of the cash loss in 2015. The cash loss for the Company for the second half of 2015 was $6 million, which is 19% of the cash loss in 2015. The cash loss in the second half of 2015 represents a decrease of 78% compared with the first half.

Preliminary Financial Results for the Fourth Quarter of 2015:

Total net revenues were $8.9 million in the fourth quarter of 2015, down from $20.6 million in the fourth quarter of 2014.

Cost of sales in the fourth quarter of 2015 was $4.0 million, down from $13.5 million in the fourth quarter of 2014.

Gross profit in the fourth quarter of 2015 was $4.9 million, as compared to $7.1 million in the fourth quarter of 2014. Gross margin was 55% in the fourth quarter of 2015, up from 35% in the fourth quarter of 2014.

Total operating and administrative expenses in the fourth quarter of 2015 were $13.3 million, down from to $20.7 million in the fourth quarter of 2014.

Other operating income was $0.6 million in the fourth quarter of 2015, as compared to $0.7 million in the fourth quarter of 2014.

The operating loss was $7.8 million in the fourth quarter of 2015, as compared to $12.9 million in the fourth quarter of 2014.

Share-based compensation was nil in the fourth quarter of 2015, as compared to $107,000 in the fourth quarter of 2014.

Net loss was $6.8 million in the fourth quarter of 2015 as compared to $13.8 million in the fourth quarter of 2014.

As of December 31, 2015, Acorn’s cash and cash equivalents, with restricted cash, totaled $12.3 million, as compared to $44.4 million as of December 31, 2014.

Preliminary Financial Results for the Full Year of 2015:

Total net revenues were $46.8 million in 2015, down from $94.8 million in 2014.

Cost of sales in 2015 was $25.5 million, down from $56.9 million in 2014.

Gross profit in 2015 was $21.3 million, as compared to $37.8 million in 2014. Gross margin was 46% in 2015, up from 40% in 2014.

Total operating and administrative expenses were $62.0 million in 2015, down from $84.8 million in 2014.

Other operating income was $2.2 million in 2015, as compared to $2.1 million in 2014.

As a result of all of the items above, operating loss was $38.5 million in 2015, as compared to $44.9 million in 2014.

Share-based compensation was $71,333 in 2015, as compared to $428,000 in 2014.

Net loss was $39.7 million in 2015 as compared to $44.3 million in 2014.

Conference Call

The Company will host a conference call at 8:30 a.m. ET (5:30 a.m. PT), February 3, 2016 to discuss preliminary financial results. The dial-in number to participate on this call is (888) 505-4389, passcode 578113. International callers should dial (719) 325-2466, passcode 578113. A replay will be available approximately two hours following the conclusion of the conference call through February 10, 2016 and can be accessed by dialing (888) 203-1112, or (719) 457-0820, passcode 5332384.

A live and archived webcast of the call will be available by accessing the following link: https://pgi.webcasts.com/starthere.jsp?ei=1092067.

About Acorn International, Inc.

Acorn is a marketing and branding company in China, operating multiple direct sales platforms and a nationwide distribution network. Acorn’s direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements and include statements with respect to the Company’s ongoing restructuring and its impact on its financial and operating results, efforts to further reduce the operating expenses of the Company and its proposed sale of certain non-core real estate assets in 2016. The Company’s efforts to implement its proposed restructuring, reduction of operating expenses or sale of its assets may not succeed as anticipated or at all. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including SAPPRFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2014 annual report on Form 20-F filed with SEC on May 13, 2015. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2014. The Company’s actual results of operations for the fourth quarter of 2015 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

Company financial information and balances contained herein for periods subsequent to December 31, 2014 are based solely on management accounts that are not prepared in accordance with generally accepted accounting principles and may vary, perhaps significantly from those that would be presented in the Company’s financials and could be subject to adjustment in connection with the audit of the company’s financial results and accounts.

- Financial tables follow -

ACORN INTERNATIONAL, INC.

CONSOLIDATED FINANCIAL DATA

(In US dollars)

	3 Months Ended December 31
	2014	2015	Fluctuation
Net sales revenues	20,591,045	8,914,769	-57%
Gross profit	7,120,113	4,198,549	-31%
Gross margin	35%	55%	60%
Other operating income	706,811	598,900	-15%
Total expenses (including non-recurring expenses)	20,708,544	13,301,207	-36%
Non-recurring expenses	777,016	5,534,684	612%
Operating loss (including non-recurring expenses)	(12,881,620)	(7,783,759)	-40%
Operating loss (without non-recurring expenses)	(12,104,604)	(2,249,076)	-81%
Net loss	(13,783,522)	(6,794,755)	-51%
Cash balance (beginning of period)	51,709,644	14,342,852	-72%
Cash loss for period	(7,263,500)	(2,069,720)	-72%

	6 Months Ended June 30,	6 Months Ended December 31,
	2015	2015	Fluctuation
Net sales revenues	23,805,586	22,991,615	-3%
Gross profit	9,786,841	11,542,242	18%
Gross margin	41%	50%	22%
Other operating income	1,011,606	1,147,825	13%
Total expenses (including non-recurring expenses)	32,725,718	29,301,135	-10%
Non-recurring expenses	8,853,271	14,226,324	61%
Operating loss (including non-recurring expenses)	(21,927,270)	(16,611,068)	-24%
Operating loss (without non-recurring expenses)	(13,073,999)	(2,384,744)	-82%
Net loss	(23,038,755)	(16,637,448)	-28%
Cash balance (beginning of period)	44,446,144	18,068,107	-59%
Cash loss for period	(26,378,037)	(5,794,975)	-78%

	12 Months Ended December 31,
	2014	2015	Fluctuation
Net sales revenues	94,754,722	46,797,201	-51%
Gross profit	37,831,803	21,329,084	-44%
Gross margin	40%	46%	14%
Other operating income	2,121,208	2,159,431	2%
Total expenses (including non-recurring expenses)	84,827,429	62,026,853	-27%
Non-recurring expenses	3,868,646	23,079,595	497%
Operating loss (including non-recurring expenses)	(44,874,418)	(38,538,338)	-14%
Operating loss (without non-recurring expenses)	(41,005,772)	(15,458,743)	-62%
Net loss	(44,328,912)	(39,676,203)	-10%
Cash balance (beginning of period)	82,900,032	44,446,144	-46%
Cash loss for period	(38,453,888)	(32,173,012)	-16%

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